Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D (including amendments thereto) on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares, par value $0.001 per share, of Golden Sky Star Acquisition Corporation, a Cayman Islands exempted company, is being filed, on behalf of each of the persons and entities named below, and that this joint filing agreement is included as an exhibit to this Schedule 13D. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  May 5, 2023

G-STAR MANAGEMENT CORPORATION

By:	/s/ Linjun Guo
Name:	Linjun Guo
Title:	Director

/s/ Linjun Guo
Linjun Guo